Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Nine Months Ended September 30, 2003

(millions of dollars)
Earnings, as defined:
Income before cumulative effect of changes in accounting principles	$748
Income taxes	349
Fixed charges, included in the determination of net income, as below	281
Amortization of capitalized interest	3
Distribution of earnings from equity method investees	27
Less equity in earnings of equity method investees	85

Total earnings, as defined	$1,323

Fixed charges, as defined:
Interest charges	$267
Rental interest factor	13
Fixed charges included in nuclear fuel cost	1

Fixed charges, included in the determination of net income	281
Capitalized interest	70

Total fixed charges, as defined	$351

Ratio of earnings to fixed charges	3.77